DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

August 13, 2025

VIA EDGAR

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:     Cantor Select Portfolios Trust, File Nos. 333-262101 and 811-23774

Ladies and Gentlemen:

On behalf of Cantor Fitzgerald Large Cap Focused Fund, Cantor Fitzgerald International Equity Fund, Cantor Fitzgerald Equity Opportunity Fund, Cantor Fitzgerald High Income Fund, and Cantor Fitzgerald Equity Dividend Plus Fund, each a series of Cantor Select Portfolios Trust, we hereby electronically file, this preliminary proxy statement on Schedule 14(a), pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP
DLA Piper LLP